Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Worldpay, Inc.

for the year ended December 31, 2018

This management’s discussion and analysis provides a review of the results of operations, financial condition and liquidity and capital resources of Worldpay, Inc., formerly Vantiv, Inc. (“Worldpay”, “we”, “us”, “our” or the “company” refer to Worldpay, Inc. and its consolidated subsidiaries) and outlines the factors that have affected recent results, as well as those factors that may affect future results. Our actual results in the future may differ materially from those anticipated in these forward looking statements as a result of many factors, including those set forth under “Risk Factors,” “Forward Looking Statements” and elsewhere in Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018. The following discussion and analysis should be read in conjunction with Worldpay’s Consolidated Financial Statements and related notes included in Exhibit 99.1 to this Current Report on Form 8-K.

Overview

Worldpay, Inc. is a leading payments technology company. We process over 40 billion transactions annually, supporting more than 300 payment types across 146 countries and 126 currencies. According to the Nilson Report, we are the largest merchant acquirer globally by number of transactions, and the largest PIN debit acquirer by number of transactions in the United States.

We are a payments innovator, differentiated by our global reach, innovative technology and tailored solutions. Our leading competitive position and differentiated solutions have enabled us to achieve unique advantages in fast-growing and strategically-important segments of the payments market, including unrivaled capabilities in global eCommerce, a first-mover advantage in U.S. Integrated Payments, and Enterprise payments and data security solutions in business-to-business (B2B) payments. See Exhibit 99.5 to this Current Report on Form 8-K for a more detailed discussion of the business overview.

Share Repurchase Authorization

In October 2016, our board of directors authorized a program to repurchase up to an additional $250 million of our Class A common stock. We currently have approximately $93 million of share repurchase authority remaining as of December 31, 2018 under this authorization. On February 20, 2019, our board of directors authorized a program to repurchase up to an additional $500 million of our Class A common stock bringing our total share repurchase availability to $593 million.

Recent Acquisitions

On January 16, 2018, we completed the acquisition of Worldpay Group Limited, formerly Worldpay Group plc, a public limited company (“Legacy Worldpay”) by acquiring 100% of the issued and outstanding shares. The acquisition creates a leading global integrated payment technology and international eCommerce payment provider and will enable us to take advantage of strategic and innovative opportunities to provide differentiated and diversified solutions to address clients’ needs.

On May 25, 2017, we completed the acquisition of Paymetric Holdings, Inc. (“Paymetric”) by acquiring 100% of the issued and outstanding shares. Paymetric automates business-to-business payment workflows within enterprise systems and tokenizes payments data within these systems in order to enable secure storage of customer information and history.

Please see Note 3—Business Combinations in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information about these acquisitions.

Our Segments, Revenue and Expenses

Technology Solutions

Technology Solutions provides merchant acquiring, payment processing and related services to a diverse set of merchants that primarily accept payments through eCommerce and integrated payment solutions.

Merchant Solutions

Merchant Solutions provides merchant acquiring, payment processing and related services to a diverse set of merchants that primarily accept payments through an omni-channel solution including terminal based.

Issuer Solutions

Issuer Solutions provides card issuer processing, payment network processing, fraud protection and card production to a diverse set of financial institutions, including regional banks, community banks, credit unions and regional PIN networks.

Revenue

We provide a wide range of electronic payment and related products and services, both online and by mobile, to accept, validate and settle payments in 126 currencies across 146 countries, using any one of over 300 payment methods. Our customers also use our payments technology to maximize the rate at which payments are approved, manage the risk of fraud, and optimize their costs of operating globally.

We generate revenue primarily by providing payment processing as well as related products and services. The segment discussion above provides a description of our revenues by segment.

Network Fees and Other Costs

Network fees and other costs primarily consist of pass through expenses incurred by us in connection with providing processing services to our clients, including Visa and Mastercard network association fees and payment network fees.

Net Revenue

For the year ended December 31, 2018 net revenue is equivalent to gross revenue since network fees and other costs are netted against gross revenue as the result of our adoption of ASC 606 on January 1, 2018. Net revenue is revenue, less network fees and other costs and reflects revenue generated from the services we provide to our clients. Management uses net revenue to assess our operating performance. We believe that net revenue, when reviewed together with revenue, is meaningful to our investors in order to understand our performance.

Expenses

Set forth below is a brief description of the components of our expenses:

•

Network fees and other costs primarily consist of pass through expenses incurred by us in connection with providing processing services to our clients, including Visa and Mastercard network association fees and payment network fees and only relates to the years ended December 31, 2017 and 2016. Following our adoption of ASC 606 on January 1, 2018, network fees and other costs are presented net within revenue.

•

Sales and marketing expense primarily consists of salaries, commissions and benefits paid to sales personnel, sales management and other sales and marketing personnel, amortization of capitalized commission fees, payments made to multiple referral partners and advertising and promotional costs.

•

Other operating costs primarily consist of compensation and benefits paid to operational and IT personnel, costs associated with operating our technology platform and data centers, information technology costs for processing transactions, product development costs, software fees and maintenance costs.

•

General and administrative expenses primarily consist of compensation and benefits paid to executive management and administrative employees, including finance, human resources, product, legal and risk management, share-based compensation costs, office equipment, occupancy costs and consulting costs.

•	Depreciation and amortization expense consists of our depreciation expense related to investments in property, equipment and software as well as amortization of intangible assets.

•	Interest expense—net consists primarily of interest on borrowings less interest income earned on our cash and cash equivalents.

•	Income tax expense (benefit) represents foreign, federal, state and local taxes based on income/loss.

•

Non-operating income (expense) primarily consists of other income and expense items outside of the Company’s normal operations. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K for more details.

Non-Controlling Interest

As a result of the non-controlling ownership interests in Worldpay Holding held by Fifth Third, our results of operations include net income attributable to non-controlling interests. Future sales or redemptions of ownership interests in Worldpay Holding by Fifth Third will continue to reduce the amount recorded as non-controlling interest and increase net earnings attributable to our Class A stockholders. In addition, net income attributable to non-controlling interests includes the non-controlling interest related to a joint venture with a bank partner. See Note 10—Capital Stock and Controlling and Non-controlling Interests in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information.

Factors and Trends Impacting Our Business and Results of Operations

The majority of our revenues are generated by services priced as a percentage of the transaction value, a specified fee per transaction or a fixed fee, or a combination. We also generate revenue based on products and specific value-added services that may or may not be related to the volume or number of transactions. These revenues depend upon a number of factors, such as demand for and price of our products and services, the technological competitiveness of our offerings, our reputation for providing timely and reliable products and services, competition within our industry and general economic conditions.

Adjusted Net Income

We use adjusted net income for financial and operational decision making as a means to evaluate period-to-period comparisons of our performance and results of operations. The adjusted net income is also incorporated into performance metrics underlying certain share-based payments and our annual incentive plan. We believe the adjusted net income provides useful information about our performance and operating results, enhances the overall understanding of past financial performance and future prospects and allows for greater transparency with respect to key metrics used by management in its financial and operational decision making.

In calculating the adjusted net income, we make certain non-GAAP adjustments, as well as certain tax adjustments, to adjust our GAAP operating results for the items discussed below. This non-GAAP measure should be considered together with GAAP operating results.

Non-GAAP Adjustments

Transition, Acquisition and Integration Costs

In connection with our acquisitions, we incur costs associated with acquisitions and related integration activities, consisting primarily of consulting fees for advisory, conversion and integration services and related personnel costs. Also included in these expenses are costs related to employee termination benefits and other transition activities. These transition, acquisition and integration costs are included in other operating costs and general and administrative expenses.

Share-Based Compensation

We have granted share-based awards to certain employees and members of our board of directors and intend to continue to grant additional share-based awards in the future. Share-based compensation is included in general and administrative expense.

Intangible Amortization Expense

These expenses represent amortization of intangible assets acquired through business combinations and customer portfolio and related asset acquisitions.

Non-operating Income (Expense)

Non-operating income (expense) primarily consist other income and expense items outside of the Company’s normal operations. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K for more details.

Tax Adjustments

Income Tax Expense Adjustments

Our effective tax rate reported in our results of operations reflects the impact of our non-controlling interest not being taxed at the statutory corporate tax rate. For purposes of calculating the adjusted net income, income tax expense is adjusted accordingly to reflect an effective tax rate assuming conversion of Fifth Third’s non-controlling interests into shares of Class A common stock, including the income tax effect of the non-GAAP adjustments described above. The adjusted effective tax rate for the year ended December 31, 2018 is approximately 19.8% and includes the impact of the Tax Cuts and Jobs Act signed into law on December 22, 2017 (“Tax Reform”) on U.S. federal taxes and the inclusion of international jurisdictions due to the acquisition of Legacy Worldpay. The adjusted effective tax rate was 34.0% for the year ended December 31, 2017.

Other Tax Adjustments

In addition to the adjustment described above, income tax expense is also adjusted for the cash tax benefits resulting from certain tax attributes, primarily the amortization of tax intangible assets resulting from or acquired with our acquisitions, the tax basis step up associated with our separation from Fifth Third and the purchase or exchange of units of Worldpay Holding, net of payment obligations under tax receivable agreements (“TRAs”). The estimate of the cash tax benefits is based on the consistent and highly predictable realization of the underlying tax attributes.

The following table provides a schedule of the tax adjustments discussed above which are reflected in the adjusted net income table below (in millions):

	Year Ended December 31,
	2018 (d)	2017
TRA Tax Benefits (a)	$9.2	$5.4
Acquired Tax Benefits (b)	89.8	124.9

Adjusted Tax Benefits (c)	$99.0	$130.3

(a)	Represents the 15% benefit that we retain for the shared tax benefits related to the TRAs.
(b)	Represents the tax benefits wholly owned by us, acquired through acquisition or termination of TRAs in which we retain 100% of the benefit.
(c)	Represents the net cash tax benefit retained by us from the use of the tax attributes, as reflected in the Tax Adjustments.
(d)	The tax benefits for the year ended December 31, 2018 were impacted by the Tax Reform.

The table below provides a reconciliation of GAAP income before applicable income taxes to the adjusted net income for the years ended December 31, 2018 and 2017 (in millions):

	Year Ended December 31,
	2018	2017
(Loss) income before applicable income taxes	$(8.1)	$813.7
Non-GAAP Adjustments:
Transition, acquisition and integration costs	336.7	130.1
Share-based compensation	124.8	47.9
Intangible amortization	938.4	217.8
Non-operating expenses (income)	41.8	(432.8)

Non-GAAP Adjusted Income Before Applicable Taxes	1,433.6	776.7
Less: Tax Adjustments
Adjusted tax expense	184.9	133.8
JV non-controlling interest	2.0	1.8

Adjusted Net Income	$1,246.7	$641.1

Results of Operations

The following tables set forth our statements of income in dollars and as a percentage of net revenue for the periods presented (in millions).

	Year Ended December 31,
	2018	2017	$ Change	% Change
Revenue	$3,925.4	$4,026.5	$(101.1)	NM
Network fees and other costs	—	1,903.2	(1,903.2)	NM

Net revenue(1)	3,925.4	2,123.3	1,802.1	85%
Sales and marketing	1,131.7	669.5	462.2	69
Other operating costs	698.0	318.7	379.3	119
General and administrative	662.1	295.1	367.0	124
Depreciation and amortization	1,095.0	318.5	776.5	244

Income from operations	$338.6	$521.5	$(182.9)	(35)%

(1)

For the year ended December 31, 2018 net revenue is equivalent to gross revenue since network fees and other costs are netted against gross revenue as the result of our adoption of ASC 606 on January 1, 2018.

As a Percentage of Net Revenue	Year Ended December 31,
	2018	2017
Net revenue	100.0%	100.0%

Sales and marketing	28.8	31.5
Other operating costs	17.8	15.0
General and administrative	16.9	13.9
Depreciation and amortization	27.9	15.0

Income from operations	8.6%	24.6%

Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended December 31, 2017

The Net Revenue, Sales and Marketing, Other Operating Costs and General and Administrative disclosures below exclude Legacy Worldpay results prior to the January 16, 2018 acquisition date for the year ended December 31, 2018 as well as Legacy Worldpay results for the year ended December 31, 2017.

Net Revenue

Net revenue increased 85% to $3,925.4 million for the year ended December 31, 2018 from $2,123.3 million for the year ended December 31, 2017. The prior year period excludes $1,498.1 million of Legacy Worldpay generated net revenue prior to our acquisition. Additionally, continued strong growth in our Technology Solutions segment also contributed to the increase.

Sales and Marketing

Sales and marketing expense increased 69% to $1,131.7 million for the year ended December 31, 2018 from $669.5 million for the year ended December 31, 2017. The prior year period excludes $377.8 million of Legacy Worldpay generated sales and marketing expense prior to our acquisition. Additionally, higher residual payments to referral partners as a result of increased revenue in both our Technology Solutions and Merchant Solutions segments also contributed to the increase.

Other Operating Costs

Other operating costs increased 119% to $698.0 million for the year ended December 31, 2018 from $318.7 million for the year ended December 31, 2017. When excluding transition, acquisition and integration costs, other operating costs increased 104% to $620.1 million for the year ended December 31, 2018 from $303.9 million for the year ended December 31, 2017. The prior year period excludes $272.0 million of Legacy Worldpay generated other operating costs when excluding transition, acquisition and integration costs prior to our acquisition.

General and Administrative

General and administrative expenses increased 124% to $662.1 million for the year ended December 31, 2018 from $295.1 million for the year ended December 31, 2017. When excluding transition, acquisition and integration costs, which include a $41.5 million charge in 2017 related to a settlement agreement stemming from legacy litigation of an acquired company, as well as share-based compensation, general and administrative costs increased 111% to $278.5 million for the year ended December 31, 2018 from $131.9 million for the year ended December 31, 2017. The prior year period excludes $174.2 million of Legacy Worldpay generated general and administrative expenses when excluding transition, acquisition and integration costs prior to our acquisition.

Depreciation and Amortization

Depreciation expense associated with our property, equipment and software increased to $273.1 million for the year ended December 31, 2018 from $95.9 million for the year ended December 31, 2017. The increase is primarily attributable to our acquisition of Legacy Worldpay.

Amortization expense associated with intangible assets, which consist primarily of customer relationship intangible assets, increased to $821.9 million for the year ended December 31, 2018 from $222.6 million for the year ended December 31, 2017. The increase is primarily attributable to an increase in amortization of customer relationship intangible assets as a result of recent acquisitions.

Income from Operations

Income from operations decreased 35% to $338.6 million for the year ended December 31, 2018 from $521.5 million for the year ended December 31, 2017.

Interest Expense—Net

Interest expense—net increased to $304.9 million for the year ended December 31, 2018 from $140.6 million for the year ended December 31, 2017. The increase in interest expense—net is primarily attributable to debt issued to fund the acquisition of Legacy Worldpay.

Non-Operating (Expense) Income

Non-operating expense was $41.8 million for the year ended December 31, 2018, primarily consisting of expenses relating to our financing arrangements entered into in connection with the Legacy Worldpay acquisition, repricing of our debt and the change in fair value of the Mercury Payment Systems, LLC (“Mercury”) TRA, partially offset by a gain on the settlement of a deal contingent forward entered into in connection with our acquisition of Legacy Worldpay. Non-operating income was $432.8 million for the year ended December 31, 2017, primarily consisting of a gain relating to the impact to the TRA liability as a result of Tax Reform being enacted on December 22, 2017 and an unrealized gain relating to the change in fair value of a deal contingent forward entered into in connection with the acquisition of Legacy Worldpay, partially offset by the change in fair value of the Mercury TRA.

Income Tax (Benefit) Expense

Income tax benefit for the year ended December 31, 2018 was $27.7 million compared to expense of $631.0 million for the year ended December 31, 2017. The reduction in tax expense is primarily related to the 2018 impact of reduced pretax income at a lower federal tax rate and the 2017 tax expense related to the impact of Tax Reform.

Segment Results

The following tables provide a summary of the components of segment profit for our three segments for the years ended December 31, 2018 and 2017 (in millions):

The disclosures below exclude Legacy Worldpay results prior to the January 16, 2018 acquisition date for the year ended December 31, 2018 as well as Legacy Worldpay results for the year ended December 31, 2017.

Technology Solutions

	Year Ended December 31,
	2018	2017	$ Change	% Change
Revenue	$1,601.4	$1,264.5	$336.9	NM
Network fees and other costs(1)	—	454.9	(454.9)	NM

Net Revenue	1,601.4	809.6	791.8	98%
Sales and marketing	422.9	277.9	145.0	52

Segment profit	$1,178.5	$531.7	$646.8	122%

(1)

For the year ended December 31, 2018 net revenue is equivalent to gross revenue since network fees and other costs are netted against gross revenue as the result of the Company’s adoption of ASC 606 on January 1, 2018.

Net Revenue

Net revenue in this segment increased 98% to $1,601.4 million for the year ended December 31, 2018 from $809.6 million for the year ended December 31, 2017. The prior year period excludes $534.7 million of Legacy Worldpay generated net revenue prior to our acquisition. Additionally, strong transaction growth contributed to the increase in net revenue.

Sales and Marketing

Sales and marketing expense increased 52% to $422.9 million for the year ended December 31, 2018 from $277.9 million for the year ended December 31, 2017. The prior year period excludes $77.5 million of Legacy Worldpay generated sales and marketing expense prior to our acquisition. Additionally, higher residual payments to referral partners as a result of increased revenue also contributed to the increase.

Merchant Solutions

	Year Ended December 31,
	2018	2017	$ Change	% Change
Revenue	$1,976.2	$2,303.1	$(326.9)	NM
Network fees and other costs(1)	—	1,325.2	(1,325.2)	NM

Net Revenue	1,976.2	977.9	998.3	102%
Sales and marketing	683.7	368.6	315.1	85

Segment profit	$1,292.5	$609.3	$683.2	112%

(1)

For the year ended December 31, 2018 net revenue is equivalent to gross revenue since network fees and other costs are netted against gross revenue as the result of the Company’s adoption of ASC 606 on January 1, 2018.

Net Revenue

Net revenue in this segment increased 102% to $1,976.2 million for the year ended December 31, 2018 from $977.9 million for the year ended December 31, 2017. The prior year period excludes $956.2 million of Legacy Worldpay generated net revenue prior to our acquisition.

Sales and Marketing

Sales and marketing expense increased 85% to $683.7 million for the year ended December 31, 2018 from $368.6 million for the year ended December 31, 2017. The prior year period excludes $298.3 million of Legacy Worldpay generated sales and marketing expense prior to our acquisition. Additionally, higher residual payments to referral partners as a result of increased revenue also contributed to the increase.

Issuer Solutions

	Year Ended December 31,
	2018	2017	$ Change	% Change
Revenue	$347.8	$458.9	$(111.1)	NM
Network fees and other costs(1)	—	123.1	(123.1)	NM

Net Revenue	347.8	335.8	12.0	4%
Sales and marketing	25.1	23.0	2.1	9

Segment profit	$322.7	$312.8	$9.9	3%

(1)

For the year ended December 31, 2018 net revenue is equivalent to gross revenue since network fees and other costs are netted against gross revenue as the result of the Company’s adoption of ASC 606 on January 1, 2018.

Net Revenue

Net revenue in this segment increased 4% to $347.8 million for the year ended December 31, 2018 from $335.8 million for the year ended December 31, 2017.

Sales and Marketing

Sales and marketing expense increased 9% to $25.1 million for the year ended December 31, 2018 from $23.0 million for the year ended December 31, 2017.

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

The following tables set forth our statements of income in dollars and as a percentage of net revenue for the periods presented (in millions).

	Year Ended December 31,
	2017	2016	$ Change	% Change
Revenue	$4,026.5	$3,579.0	$447.5	13%
Network fees and other costs	1,903.2	1,674.2	229.0	14

Net revenue	2,123.3	1,904.8	218.5	11
Sales and marketing	669.5	582.3	87.2	15
Other operating costs	318.7	294.2	24.5	8
General and administrative	295.1	189.7	105.4	56
Depreciation and amortization	318.5	270.1	48.4	18

Income from operations	$521.5	$568.5	$(47.0)	(8)%

As a Percentage of Net Revenue	Year Ended December 31,
	2017	2016
Net revenue	100.0%	100.0%

Sales and marketing	31.5	30.6
Other operating costs	15.0	15.4
General and administrative	13.9	10.0
Depreciation and amortization	15.0	14.2

Income from operations	24.6%	29.8%

Revenue

Revenue increased 13% to $4,026.5 million for the year ended December 31, 2017 from $3,579.0 million for the year ended December 31, 2016. The increase was due primarily to revenue growth in our Technology Solutions and Merchant Solutions segments offset by a slight decrease in revenue in our Issuer Solutions segment.

Network Fees and Other Costs

Network fees and other costs increased 14% to $1,903.2 million for the year ended December 31, 2017 from $1,674.2 million for the year ended December 31, 2016. The increase was due to a combination of transaction growth and higher network fees.

Net Revenue

Net revenue, which is revenue less network fees and other costs, increased 11% to $2,123.3 million for the year ended December 31, 2017 from $1,904.8 million for the year ended December 31, 2016 due to the factors discussed above.

Sales and Marketing

Sales and marketing expense increased 15% to $669.5 million for the year ended December 31, 2017 from $582.3 million for the year ended December 31, 2016. The increase was primarily attributable to higher residual payments to referral partners as a result of increased revenue in our Technology Solutions and Merchant Solutions segments in connection with the continued penetration of small and mid-sized merchants.

Other Operating Costs

Other operating costs increased 8% to $318.7 million for the year ended December 31, 2017 from $294.2 million for the year ended December 31, 2016. When excluding transition, acquisition and integration costs, other operating costs increased 6% to $303.9 million for the year ended December 31, 2017 from $285.4 million for the year ended December 31, 2016. The increase was primarily attributable to an increase in the information technology and operation costs, in support of our revenue growth as well as $8.9 million relating to the acquisition of Paymetric.

General and Administrative

General and administrative expenses increased 56% to $295.1 million for the year ended December 31, 2017 from $189.7 million for the year ended December 31, 2016. When excluding transition, acquisition and integration costs, which include a $41.5 million charge related to a settlement agreement stemming from legacy litigation of an acquired company, as well as share-based compensation, general and administrative costs increased 5% to $131.9 million for the year ended December 31, 2017 from $125.2 million for the year ended December 31, 2016.

Depreciation and Amortization

Depreciation expense associated with our property, equipment and software increased to $95.9 million for the year ended December 31, 2017 from $70.5 million for the year ended December 31, 2016. The increase is primarily attributable to our recent acquisitions.

Amortization expense associated with intangible assets, which consist primarily of customer relationship intangible assets, increased to $222.6 million for the year ended December 31, 2017 from $199.6 million for the year ended December 31, 2016. The increase is primarily attributable to an increase in amortization of customer relationship intangible assets as a result of recent acquisitions.

Income from Operations

Income from operations decreased 8% to $521.5 million for the year ended December 31, 2017 from $568.5 million for the year ended December 31, 2016.

Interest Expense—Net

Interest expense—net increased to $140.6 million for the year ended December 31, 2017 from $109.5 million for the year ended December 31, 2016. The increase in interest expense—net is primarily attributable to our October 2016 debt refinancing, which resulted in an increase in the amount of outstanding debt, our recent incremental Term B loan and an increase in interest rates.

Non-Operating Income (Expense)

Non-operating income was $432.8 million for the year ended December 31, 2017, primarily consisting of a gain relating to the impact to the TRA liability as a result of Tax Reform being enacted on December 22, 2017 and an unrealized gain relating to the change in the fair value of a deal contingent forward entered into in connection with the Worldpay acquisition, partially offset by the change in fair value of the Mercury TRA. Non-operating expense was $36.3 million for the year ended December 31, 2016, primarily related to the change in fair value of the Mercury TRA and a charge related to the October 2016 debt refinancing.

Income Tax Expense

Income tax expense for the year ended December 31, 2017 was $631.0 million compared to $141.8 million for the year ended December 31, 2016, reflecting effective rates of 77.5% and 33.5%, respectively. The increase in income tax expense was primarily attributable to tax expense of $363.6 million as a result of an adjustment to deferred taxes for the change in tax rates resulting from Tax Reform being enacted on December 22, 2017.

Segment Results

The following tables provide a summary of the components of segment profit for our three segments for the years ended December 31, 2017 and 2016 (in millions).

Technology Solutions

	Year Ended December 31,
	2017	2016	$ Change	% Change
Revenue	$1,264.5	$991.7	$272.8	28%
Network fees and other costs	454.9	358.6	96.3	27

Net revenue	809.6	633.1	176.5	28
Sales and marketing	277.9	212.5	65.4	31

Segment profit	$531.7	$420.6	$111.1	26%

Net Revenue

Net revenue in this segment increased 28% to $809.6 million for the year ended December 31, 2017 from $633.1 million for the year ended December 31, 2016. The increase during the year ended December 31, 2017 was primarily associated with our continued penetration of small and mid-sized merchants and $35.7 million in net revenue from the Paymetric acquisition.

Sales and Marketing

Sales and marketing expense increased 31% to $277.9 million for the year ended December 31, 2017 from $212.5 million for the year ended December 31, 2016. The increase was primarily attributable to higher residual payments to referral partners as a result of increased revenue in connection with the continued penetration of small and mid-sized merchants.

Merchant Solutions

	Year Ended December 31,
	2017	2016	$ Change	% Change
Revenue	$2,303.1	$2,091.3	$211.8	10%
Network fees and other costs	1,325.2	1,178.4	146.8	12

Net revenue	977.9	912.9	65.0	7
Sales and marketing	368.6	345.5	23.1	7

Segment profit	$609.3	$567.4	$41.9	7%

Net Revenue

Net revenue in this segment increased 7% to $977.9 million for the year ended December 31, 2017 from $912.9 million for the year ended December 31, 2016. The increase during the year ended December 31, 2017 was primarily associated with our continued penetration of small and mid-sized merchants.

Sales and Marketing

Sales and marketing expense increased 7% to $368.6 million for the year ended December 31, 2017 from $345.5 million for the year ended December 31, 2016. The increase was primarily attributable to higher residual payments to referral partners as a result of increased revenue in connection with the continued penetration of small and mid-sized merchants.

Issuer Solutions

	Year Ended December 31,
	2017	2016	$ Change	% Change
Revenue	$458.9	$496.0	$(37.1)	(7)%
Network fees and other costs	123.1	137.2	(14.1)	(10)

Net revenue	335.8	358.8	(23.0)	(6)
Sales and marketing	23.0	24.3	(1.3)	(5)

Segment profit	$312.8	$334.5	$(21.7)	(6)%

Net Revenue

Net revenue in this segment decreased 6% to $335.8 million for the year ended December 31, 2017 from $358.8 million for the year ended December 31, 2016. The decrease during the year ended December 31, 2017 was due to the deconversion of a major client and approximately $8.1 million relating to compression from the Fifth Third contract renewal.

Sales and Marketing

Sales and marketing expense decreased 5% to $23.0 million for the year ended December 31, 2017 from $24.3 million for the year ended December 31, 2016.

Liquidity and Capital Resources

Our liquidity is funded primarily through cash provided by operations, debt and a line of credit, which is generally sufficient to fund our operations, planned capital expenditures, tax distributions made to our non-controlling interest holders, required payments under our TRA agreements, debt service and acquisitions. As of December 31, 2018, our principal sources of liquidity consisted of $196.5 million of cash and cash equivalents and $1.20 billion of availability under the revolving portion of our senior secured credit facilities. Our total indebtedness, including capital leases, was $7.9 billion as of December 31, 2018.

We have approximately $93 million of share repurchase authority remaining as of December 31, 2018 under a program authorized by the board of directors in October 2016 to repurchase up to an additional $250 million of our Class A common stock. On February 20, 2019, our board of directors authorized a program to repurchase up to an additional $500 million of our Class A common stock bringing our total share repurchase availability to $593 million.

Purchases under the repurchase programs are allowed from time to time in the open market, in privately negotiated transactions, or otherwise. The manner, timing, and amount of any purchases are determined by management based on an evaluation of market conditions, stock price, and other factors. The share repurchase programs have no expiration date and we may discontinue purchases at any time that management determines additional purchases are not warranted.

In connection with our IPO, we entered into the Exchange Agreement with Fifth Third, under which Fifth Third has the right, from time to time, to exchange their units in Worldpay Holding for shares of our Class A common stock or, at our option, cash. If we choose to satisfy the exchange in cash, we anticipate that we will fund such exchange through cash from operations, funds available under the revolving portion of our senior secured credit facilities, equity financings or a combination thereof.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. Worldpay, Inc. is a holding company that does not conduct any business operations of its own. As a result, Worldpay, Inc.’s ability to pay cash dividends on its common stock, if any, is dependent upon cash dividends and distributions and other transfers from Worldpay Holding. The amounts available to Worldpay, Inc. to pay cash dividends are subject to the covenants and distribution restrictions in its subsidiaries’ loan agreements.

In addition to principal needs for liquidity discussed above, our strategy includes investing in and leveraging our integrated business model and technology platform, broadening and deepening our distribution channels, entry into new geographic markets and development of additional payment processing services. Our near-term priorities for capital allocation include debt reduction, investing in our operations to support organic growth, and share repurchases. Long-term priorities remain unchanged and include investing for growth through strategic acquisitions and returning excess capital to shareholders.

We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, equity financings or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the years ended December 31, 2018, 2017 and 2016 (in millions). The years ended December 31, 2018 and 2017 reflect restricted cash as a result of the early adoption of a new accounting pronouncement in 2017. Additionally, the year ended December 31, 2016 has been adjusted as a result of the early adoption of a new accounting pronouncement in 2017.

	Year Ended December 31,
	2018	2017	2016
Net cash provided by operating activities	$936.3	$784.8	$645.1
Net cash provided by (used in) investing activities	1,073.7	(684.1)	(570.1)
Net cash (used in) provided by financing activities	(508.7)	1,032.4	(133.0)

Cash Flow from Operating Activities

Net cash provided by operating activities was $936.3 million for the year ended December 31, 2018 as compared to $784.8 million for the year ended December 31, 2017. The increase reflects an adjustment to add back increased depreciation and amortization expense offset by a decrease in earnings and increased net cash outflow due to changes in working capital.

Net cash provided by operating activities was $784.8 million for the year ended December 31, 2017 as compared to $645.1 million for the year ended December 31, 2016. The increase is due primarily to changes in accounts receivable and net settlement assets and obligations. Settlement assets and obligations can fluctuate due to seasonality as well as day of the month end.

Cash Flow from Investing Activities

Net cash provided by investing activities was $1,073.7 million for the year ended December 31, 2018 as compared to net cash used of $684.1 million for the year ended December 31, 2017. The change is the result of cash acquired relating to the to the acquisition of Legacy Worldpay.

Net cash used in investing activities was $684.1 million for the year ended December 31, 2017 as compared to $570.1 million for the year ended December 31, 2016. The increase was primarily due to the acquisition of Paymetric.

Cash Flow from Financing Activities

Net cash used in financing activities was $508.7 million for the year ended December 31, 2018 as compared to net cash provided of $1,032.4 million for the year ended December 31, 2017. Cash used in financing activities during the year ended December 31, 2018 consisted primarily of the repayment of debt and capital leases, settlement and payments related to tax receivable agreements and addendums and payment of debt issuance costs, offset by incremental borrowings.

Net cash provided by financing activities was $1,032.4 million for the year ended December 31, 2017 as compared to net cash used of $133.0 million for the year ended December 31, 2016. Cash provided by financing activities during the year ended December 31, 2017 consisted primarily of proceeds from the issuance of additional seven-year term B loans, proceeds from the issuance of senior unsecured notes and borrowings under our revolving credit facility, partially offset by the purchase of Class A common stock from Fifth Third, repayment of debt and capital leases, payments under tax receivable agreements and addendums, and distributions to non-controlling interests.

Credit Facilities

At December 31, 2018, we have $7,847.8 million of outstanding debt, which includes $50.0 million of outstanding borrowings under our revolving credit facility. See additional discussion in Note 7—Long-Term Debt in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K.

We are required to maintain a leverage ratio no greater than established thresholds (based upon the ratio of total funded debt to consolidated EBITDA, as defined in the loan agreement) and a minimum interest coverage ratio (based upon the ratio of consolidated EBITDA to interest expense), which are tested quarterly based on the last four fiscal quarters. The required financial ratios become more restrictive over time, with the specific ratios required by period set forth in the below table.

Period	Leverage Ratio (must not exceed)	Interest Coverage Ratio (must exceed)
December 31, 2018 to September 30, 2019	5.75 to 1.00	4.00 to 1.00
December 31, 2019 to September 30, 2020	5.00 to 1.00	4.00 to 1.00
December 31, 2020 and thereafter	4.25 to 1.00	4.00 to 1.00

As of December 31, 2018, we were in compliance with these covenants with a leverage ratio of 3.99 to 1.00 and an interest coverage ratio of 6.58 to 1.00.

Interest Rate Swaps and Caps

As of December 31, 2018, we have interest rate swaps and interest rate cap agreements that were designated as cash flow hedges of interest rate risk. The currently effective interest rate swaps and caps hedge $2.7 billion of our approximately $6.1 billion of variable rate debt outstanding as of December 31, 2018. The Company also has designated a portion of its Euro denominated debt and 100% of its GBP denominated debt as net investment hedges. See Note 9—Derivatives and Hedging Activities in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information about the interest rate swaps and caps.

Tax Receivable Agreements

As of December 31, 2018, we are party to two TRAs in which we agree to make payments to various parties of 85% of the federal, state, local and foreign income tax benefits realized by us as a result of certain tax deductions. The outstanding balance as of December 31, 2018 was $663.9 million. See additional discussion in Note 8—Tax Receivable Agreements in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2018 (in millions):

		Payments Due By Period
	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating leases	$178.5	$27.8	$44.9	$34.6	$71.2
Capital leases	61.0	24.5	31.2	5.3	—
Borrowings(1)	9,176.9	1,021.4	1,058.8	4,213.8	2,882.9
Purchase commitments(2)(3)	374.5	207.5	117.4	36.8	12.8
Obligations under TRAs(4)	663.2	74.7	60.6	66.1	461.8

Total	$10,454.1	$1,355.9	$1,312.9	$4,356.6	$3,428.7

(1)

Represents principal and variable interest payments due under our senior unsecured notes, senior secured credit facilities and the loan agreement for our corporate headquarters facility as of December 31, 2018. Interest payments are approximately as follows: $282.6 million for less than 1 year; $536.5 million for 1 - 3 years; $366.8 million for 3 - 5 years and $130.3 million for more than 5 years. Variable interest payments were calculated using interest rates as of December 31, 2018. The $520.1 million paydown in January 2019 of the remaining outstanding balance of our Term B-3 Loan, as discussed in Note 7—Long-term Debt in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K, has been reflected.

(2)	Includes obligations related to software licenses, software maintenance support and telecommunication and network services.

(3)

We have agreements with third-party processors to provide gateway authorization and other processing services. These agreements require us to submit a minimum number of transactions for processing. If we submit a number of transactions that is less than the minimum, we are required to pay the third party processor’s fees that they would have received if we had submitted the required minimum number of transactions. Processing services includes amounts due under network sponsorship agreements.

(4)

Represents estimated TRA payments to various parties and cash payments to exercise the call options pursuant to which certain additional obligations of the Company under the Fifth Third and Mercury TRAs would be terminated. See Note 8—Tax Receivable Agreements in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K for more details.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our audited Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our critical estimates giving consideration to a combination of factors, including historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Except for the adoption of Accounting Standards Update 2014-09, Revenue From Contracts With Customers (Topic 606) on January 1, 2018 as discussed in Note 2—Revenue Recognition in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K, we have not adopted any new critical accounting policies, have not changed any critical accounting policies and have not changed the application of any critical accounting policies from the year ended December 31, 2017. The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex and subjective management judgments are discussed below.

Business Combinations

At the date of acquisition, in accordance with ASC 805, Business Combinations, we record the assets and liabilities of the acquired companies on the Consolidated Statements of Financial Position at their estimated fair value. The results of operations for acquired companies are included in our Consolidated Statements of Income beginning at the acquisition date. Expenses arising from acquisition activities are recorded in our Consolidated Statements of Income during the period incurred. The difference between the purchase price and the fair value of the net assets acquired (including identified intangibles) is recorded as goodwill .

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other, we test goodwill for impairment for each reporting unit on an annual basis, or when events occur or circumstances indicate the fair value of a reporting unit is below its carrying value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that fair value of the goodwill within the reporting unit is less than its carrying value. We performed our most recent annual goodwill impairment test for all reporting units as of July 31, 2018 using market data and discounted cash flow analyses. Based on this analysis, it was determined that the fair value of all reporting units were substantially in excess of the carrying value. There have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units as of December 31, 2018.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.